FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):  82-__________.)
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on power generation of Huaneng Power International, Inc. (the “Registrant”) for the six months ended June 30, 2009, made by the Registrant on July 10, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

POWER GENERATION
IN THE FIRST HALF YEAR of 2009

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its domestic power generation for the first half year of 2009.

According to the Company’s preliminary statistics, as of 30 June 2009, the Company’s total domestic power generation on consolidated basis amounted to 86.107 billion kWh, representing a decrease of 5.84% over the same period in 2009.

The decrease in the Company’s power generation was mainly due to:-

1.           Under the influence of the international financial crisis, power demand in the domestic market declined.

2.           New generating units are put into operation continuously, thereby leading to the decline in the average utilization hours of power generation in majority of regions and a negative growth in the Company's power generation.

The power generation of each of the Company’s domestic power plants in the first half year of 2009 was listed below (in billion kWh):

Domestic Power Plant	Power generation in the first half year of 2009	Power generation in the first half year of 2008	Change

Liaoning Privince
Dalian	3.739	4.688	-20.24%
Dandong	1.962	2.359	-16.83%
Yingkou	4.394	5.367	-18.13%

Hebei Province
Shang’an	5.925	3.657	62.02%

Gansu Province
Pingliang	2.398	4.128	-41.91%

Shanxi Province
Yushe	2.095	2.614	-19.85%

Shandong Province
Dezhou	6.678	6.849	-2.50%
Jining	1.082	1.208	-10.43%
Xindian	1.723	2.422	-28.86%
Weihai	1.684	2.287	-26.37%
Rizhao Phase II	2.989	—	—

Henan Province
Qinbei	5.693	4.831	17.84%
Jiangsu Province
Nantong	3.382	4.364	-22.50%
Nanjing	1.548	1.877	-17.53%
Taicang	5.518	5.127	7.63%
Huaiyin	3.177	3.852	-17.52%
Jinling Combined-cycle	1.314	1.065	23.38%

Shanghai
Shidongkou First	3.329	3.902	-14.68%
Shidongkou Second	3.166	3.687	-14.13%
Shanghai Combined-cycle	0.116	0.049	136.73%

Chongqing
Luohuang	4.639	6.141	-24.46%

Zhejiang Province
Changxing	0.692	0.838	-17.42%
Yuhuan	8.890	8.415	5.64%

Hunan province
Yueyang	1.897	3.148	-39.74%

Jiangxi Province
Jinggangshan	1.274	1.558	-18.23%

Fujian Province
Fuzhou	3.770	3.515	7.25%

Guangdong Province
Shantou Coal-fired	3.033	3.500	-13.34%

Total	86.107	91.448	-5.84%

As of 30 June 2009, the power generation of Tuas Power Limited in Singapore amounted to 4.723 billion kWh, representing a decrease of 6.32% over to the same period of the previous year.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
  (Executive Director)
  Huang Long
  (Non-executive Director)
  Wu Dawei
  (Non-executive Director)
  Huang Jian
  (Non-executive Director)
  Liu Guoyue
  (Executive Director)
  Fan Xiaxia
  (Executive Director)
  Shan Qunying
  (Non-executive Director)
  Xu Zujian
  (Non-executive Director)
  Huang Mingyuan
  (Non-executive Director)
  Liu Shuyuan
  (Non-executive Director)

Liu Jipeng
  (Independent Non-executive Director)
  Yu Ning
  (Independent Non-executive Director)
  Shao Shiwei
  (Independent Non-executive Director)
  Zheng Jianchao
  (Independent Non-executive Director)
  Wu Liansheng
  (Independent Non-executive Director)

Beijing, the PRC
10 July 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    July 10, 2009